JAMES BAY DISTILLERS

We distill and produce world-class gold-medal award-winning whiskies and gins

PITCH VIDEO   INVESTOR PANEL


JAMES BAY
DISTILLERS
GALLOPING GOOSE
PREMIUM CANADIAN
WHISKY
SPECIAL RESERVE / RESERVE SPECIALE
44% ALCOHOL
88 PROOF
750 ml

jamesbaydistillers.com   Everett WA

B2B   Alcohol & Vice   Retail   D2C   Distillery & Vineyards

Highlights

1. Our Galloping Goose Canadian whisky is a popular double-gold and 4x gold-medal award winner
2. Our sales are increasing month on month, and year-on-year growth is over 200%
3. We have raised $747,000 with 19 accredited and sophisticated investors under SEC's Reg D 506(b)
4. Our gold-medal Summer Gin No. 5 rates higher than national brands from Chicago, Virginia and the UK
5. Our gins are listed for export in the UK, Canada, South Africa & 4 Asian countries by USDA & others
6. Our strong team includes top level bankers, advisers and industry experts, both in the US and abroad

Our Team



Ernest Troth President

Extensive international background in product development, export sales, with significant skin-in-the-game. Successful serial entrepreneur.

We love whisky and gin! Whiskies and gins have such a wide range of flavors, we can use both our educated intuition and data-driven market research to create products. Industry CAGR is expected to grow 8-34%/year through late 2020s, displacing large producers and making a larger overall market. There is strong potential for our brands to grow.



Leigh Troth Vice President

Successful entrepreneur, engineer, software program manager. Expert at keeping all the state and federal spirits records in order for the Tax and Trade Bureau!

The Story of James Bay Distillers Ltd

We started in 2014 - in Virginia! After searching for a location in Canada in Alberta & British Columbia, we're excited to be at Paine Field, in Everett, WA since 2018. We're at an ideal spot for production and sales, export ventures and close to a community that understands and favors organic, authentic, honestly crafted fine spirits.

In 2014, we soon found that many distilleries from New York to Georgia had a vision of bourbon and moonshine. Well, we like those spirits but we wanted a less crowded market with more growth potential. We looked for a location suitable for international, export-quality spirits. We found that ideal spot, in the Pacific Northwest, in the region bounded by British Columbia and Washington State.



Ernie and Leigh in Vancouver, BC at Olympic Park after a venture cap presentation

In 2015 we looked at Alberta, Canada due to the relatively open market in the province. By 2016 we had focused on British Columbia due to their preferential tax advantages.
In 2017, we received Canadian work permits, and moved to BC to get this project going! At that time we also filed our initial **Reg D 506(b) paperwork with the SEC** and took in our first investors.



Yes, we sold our house and moved to Canada!! And then back to the USA! We are 110% committed to success of the distillery! Above you see the BC ferries on Vancouver Island headed to the BC mainland, and then a short drive to the US.

In early 2018 we found **Paine Field in Everett, WA** to be the ideal spot for us. Our hard work searching paid off! We leased our site, and started the typical 21 months of Federal and state permitting!

We sold our first whisky in September 2019 in conjunction with "Tanktoberfest," with our neighbors at the museum driving and firing real tanks along the runway!


Our neighbors have planes and tanks – we make whiskey and gin!
FLYING HERITAGE
& COMBAT ARMOR MUSEUM

The local museum, United Airlines and Alaska Airlines might have airplanes, but our flights are more fun!

Also in 2018, we took steps to comply with IRS Code Section 1202 - which means all of investors' capital gains are tax free at exit or acquisition. Let's read that again: free of capital gains taxes. "Some restrictions apply," of course, as is often the case, but we are well-advised by CPAs.

While working on US Federal permits, we also obtained UK permits to import bulk scotch and create our own blends of scotch whisky - from the more sweet and floral to the heavily peated and phenol. As far as we know, we're the only craft distillery on the west coast with that permit from "Her Majesty's Revenue & Customs Office."


JAMES BAY
DISTILLERS
HARBOUR & STRAIT
SCOTCH
WHISKY
JAMES BAY
DISTILLERS
NORTHWEST
SCOTCH
WHISKY
JAMES BAY
DISTILLERS
INNER HARBOUR
WHISKY

Our three UK approved Scotch whisky labels - a late 2020 and 2021 project!

Since September 2019 when we released 88-proof Galloping Goose Canadian Whisky, our bourbon recipe single-grain whisky, the "Goose" has earned four gold medals. Our Cadboro organic chocolate infused whisky has a gold- and a silver-medal, and both our Lochside Summer Gin No. 5 and Gintrigue Barrel-aged gins have medals also! In fact Lochside Summer Gin No. 5 is rated more highly than some notable regional and national gins (and UK gins too!).

Here's our spirits family photo:


JAMES BAY
James Bay Distillers – *"Always a Perfect Landing!"*
JAMES BAY
GALLOPING GOOSE
WHISKY
JAMES BAY
CADBORO
JAMES BAY
SUMMER
GIN
JAMES BAY
GINTRIGUE

Our current family photo - we're so proud! And yes, we have trademarks! "Galloping Goose," recalls a former railway on Vancouver Island; "Cadboro" is named for a Hudson's Bay schooner that sailed Puget Sound back in the day; "Summer Gin" is well, just a lot of fun, and "Gintrigue" is gintriguing and ginspirational!

Here's some of the awards we've won in the past 9 months:



James Bay Distillers Spirits' Awards

It's more than distilling - it's about sales and growth.

Sales are based on superior quality spirits which are fun and easy to use, full of taste. From the start, we made a commitment to produce only top-shelf, super-premium spirits, given that we can compete on quality, but smaller companies lack the scale of economy to compete on price. That means we don't make any well products, and no discount spirits. Our goal is that each spirit carries its weight as a sipping whisky or gin. All are great served neat or over ice. Mixers are not required, but with superior spirits, our cocktails are also very tasty. Here's two fun recipes:



Try the Mukilteo Mule!
Stir & ENJOY!
JAMES BAY
DISTILLERS
James Bay Distillers'
Whisky Root Beer Float
6-8 oz root beer
Stir & ENJOY!
JAMES BAY
DISTILLERS

Two of our fun cocktail recipes!

In February 2020, we took the same COVID hit which many producers have, but since then we have seen sales continue to grow.

We now sell 3 products at Total Wine (all 12 stores in Washington State), 2 products through the Virginia ABC Store system and through local Everett area liquor stores. Our spirits are carried by SpiritHub and are listed on Drizly. We are actively soliciting new accounts in the Puget Sound region. Of course, we sell online direct-to-consumer with the Spirits360 platform, and ship to Washington State, Alaska, Nevada, North Dakota and the District of Columbia. (You can order a bottle today!) We are currently also in talks with a distributor in Texas, and discussing export contracts in Asia. Naturally, we sell at the distillery, offer tastings and cocktails - we have never closed during COVID, and still followed all the rules. We have space for several groups up to 6-persons each, and can host tastings by appointment after our normal hours of 12-5pm, Tuesday-Saturday.

OUR SPIRITS
Galloping Goose Canadian Whisky
Lochside Summer Gin No. 5
Cadboro Chocolate Flavored Whisky
Gintrigue Barrel-Finished Gin, Series 6



Clicking on the photo takes you to our online sales site!

We are now at that mid-point in a startup's growth, where we have significant third-party validation, a dozen or more awards, established distribution and true proof of concept. It is time to keep expanding distribution in the US and through exports. We have initiated export outreach in Taiwan, Japan, Korea, Vietnam and China using resources of our local Department of Agriculture. Our Lochside Summer Gin No. 5 is now in Toronto, London and South Africa for export promotion with the USDA and the Distilled Spirits Council of the US. We are discussing terms with two Canadian importers.

Potential for market growth with the right quality:

We think there is excellent capacity for growth in this market based on the quality of our spirits and third-party analysis of the craft spirits markets through the end of this decade-- 8% to 35% CAGR, depending on the region. Each of our spirits is authentic, produced in small batches and contains organic ingredients whenever available. For example, the cacao used in our Cadboro whisky is not only organic, but also sustainable, renewable and traceable. We could visit the farm in Ecuador where it came from if we wished!



We use certified organic ingredients whenever available.

Using quality materials produces better spirits!

Premium quality spirits also calls for using exceptional equipment, made in the U.S.A. Our stills, shown below, are produced in Missouri with American labor and inputs. We used a "closed system" where the spirits exit the still directly in a closed pipe to the collection tank. This allows us to hold 240 gallons of spirits in a "zone" instead of the 60-gallon limit in an "open" system where the new make whisky or gin falls through the air into a container. We have four federally-approved zones in which we can store and work on our spirits. We can distill in one zone and also proof, bottle and label in a second area, while our spirits can age and rest in still another area. We reserve one zone for our Scotch whisky projects.


JAMES BAY
DISTILLERS

Here's our 230-gallon hybrid still, an electric bain-marie (water bath) style. Pulls 44,000 watts on startup - we joke that she "dims the lights at the airport!" when we turn the switch on!

Our next steps also include additional products. For example, we will soon have a barrel-aged Galloping Goose whisky, held for a year in 500-liter Amontillado sherry butts, each of which is 40 years old! We have huge and wonderful flavors in that upcoming release, now pending labels.

And we have more gins, whiskies and some specialty products planned in addition to our Scotch whiskies. We release products when they are ready, and each must meet our same standard: top-shelf, super-premium quality.

We're all business, but we do have fun! Here's our "model employee" and mannequin ready to welcome guests at the front door!


BUSINESS HOURS:
Mon. CLOSED to
Tues. 12 noon to 5 PM
Wed. 12 noon to 5 PM
Thur. 12 noon to 5 PM
Fri. 12 noon to 5 PM
Sat. 12 noon to 5 PM
Sun. CLOSED to
JAMES BAY
DISTILLERS
FIND US ON

Open Tues-Sat: 12-5pm. Closed Sundays and Mondays

Now we're ready for you to join with us as we expand sales in the US and move into export markets!

We expect 2021 will be a banner year as we move ahead towards our production goals and expansion of markets.


ALWAYS A
PERFECT LANDING
HOURS
Fri 2-6pm Sat 12-5pm
Other days by appointment, please call ahead
JAMES BAY
DISTILLERY ADDRESS
3101 111th St SW, Suite B
Everett, WA 98204
Located at Paine Field, between the runways
(425) 212-9135
Fly with us on
/JamesBayDistillers

DISTILLERS   @JamesBayDistill

With exceptional whiskies and gins - it's always a perfect landing!

PS: In case you wondered how close we are to the flightline!



Whether it's Navy jets, the museum's MiG-33 or Boeing's Antonov 124...we hear it! For a
real-time view of our nearby runways, *try this link*.

Downloads

James Bay Distillers Goose Cadboro Summer and Gintrigue tasting notes.pdf

james bay dist all front labels goose cadboro summer gintrigue cropped.jpg

james bay distillers scotch whisky labels as approved by UK HMRC .pdf

james bay distillers listing at virginia abc.jpg

james bay distillers lochside summer gin no 5 rankings sept 2020.pdf

james bay distillers spirits awards competition gold silver bronze.jpg

James Bay Distillers Deck 2020 4 DEC 2020.pdf